# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AZUL SA, CIK 0001432364
CUSIP: 05501U106
Title of class of securities: Preferred Shares, Without Par Value
Address of issuer's principal executive offices: AV. MARCOS PENTEADO ULHOA RODRIGUES, NO. 939, 9 FLOOR, ED. JATOBA, BARUERI, Brazil (D5), 06460-040
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001292814-25-000254
Filed by CIK 0001218390
Persons authorized to receive notices and communications: Jonathan A. Lewis, Hogan Lovells US LLP, 390 Madison Avenue, New York, New York (NY), 10017, 1 (212) 918-3000

## Reporting persons
- NEELEMAN DAVID (CIK 0001218390): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 26,348,439; sole dispositive power 26,348,439; shared dispositive power 0; aggregate amount beneficially owned 26,348,439 (7.4% of the class)
  Comment: The shares reported in rows 7 through 11 include (a) 6,939,465 preferred shares and 622,406,638 common shares held directly by Mr. Neeleman, (b) 804,000,063 common shares issuable to Mr. Neeleman on or around April 10, 2025 in accordance with the terms of the Subscription Agreement (defined below), and (c) 390,218 preferred shares held by Saleb II Founder 1 LLC, a Delaware limited liability company of which Mr. Neeleman is the sole member. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.
- Saleb II Founder 1 LLC (CIK 0002052523): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 390,218; sole dispositive power 0; shared dispositive power 390,218; aggregate amount beneficially owned 390,218 (0.1% of the class)
  Comment: The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer.
- Trip Participacoes S.A. (CIK 0002054299): type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,650,189; sole dispositive power 0; shared dispositive power 8,650,189; aggregate amount beneficially owned 8,650,189 (2.6% of the class)
  Comment: The shares reported in rows 7-11 include 5,952,473 preferred shares and 202,328,712 common shares. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.
- Trip Investimentos Ltda. (CIK 0002054429): type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,091,302; sole dispositive power 0; shared dispositive power 1,091,302; aggregate amount beneficially owned 1,091,302 (0.3% of the class)
  Comment: The preferred shares reported in rows 7-11 include 28,567 preferred shares and 79,705,144 common shares. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.
- Rio Novo Locacoes Ltda (CIK 0002054423): type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,054,019; sole dispositive power 0; shared dispositive power 3,054,019; aggregate amount beneficially owned 3,054,019 (0.9% of the class)
  Comment: The preferred shares reported in rows 7-11 include (a) zero preferred shares and 24,524,564 common shares and (b) 204,526,872 common shares issuable on or around April 10, 2025 in accordance with the terms of the Subscription Agreement. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.
- Jose Mario Caprioli dos Santos (CIK 0002054309): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 3,644,277; sole dispositive power 0; shared dispositive power 3,644,277; aggregate amount beneficially owned 3,644,277 (1.1% of the class)
  Comment: The preferred shares reported in rows 7-11 include (a) 28,567 preferred shares and 79,705,144 common shares held by TRIP Investimentos Ltda. and (b) 191,473,128 common shares issuable to Mr. dos Santos on or around April 10, 2025 in accordance with the terms of the Subscription Agreement. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.
- Decio Luiz Chieppe (CIK 0002054302): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 11,704,208; sole dispositive power 0; shared dispositive power 11,704,208; aggregate amount beneficially owned 11,704,208 (3.5% of the class)
  Comment: The preferred shares reported in rows 7-11 include (a) 5,952,473 preferred shares and 202,328,712 common shares held by TRIP Participacoes S.A., (b) 24,524,564 common shares held by Rio Novo Locacoes Ltda. and (c) 204,526,872 common shares issuable to Rio Novo Locacoes Ltda. on or around April 10, 2025 in accordance with the terms of the Subscription Agreement. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.
- Renan Chieppe (CIK 0002054322): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,650,189; sole dispositive power 0; shared dispositive power 8,650,189; aggregate amount beneficially owned 8,650,189 (2.6% of the class)
  Comment: The preferred shares reported in rows 7-11 include 5,952,473 preferred shares and 202,328,712 common shares held by TRIP Participacoes S.A. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.

## Item 1. Security and Issuer
Title of class of securities: Preferred Shares, Without Par Value
Name of issuer: AZUL SA
Address of issuer's principal executive offices: AV. MARCOS PENTEADO ULHOA RODRIGUES, NO. 939, 9 FLOOR, ED. JATOBA, BARUERI, Brazil (D5), 06460-040
Comment: This Amendment No. 1 to ("Amendment No. 1") to Statement on Schedule 13D amends the statement on Schedule 13D originally filed on February 4, 2025 (such Schedule 13D, as amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Common Shares and Preferred Shares acquired pursuant to the Subscription Agreements (as defined in Item 4 below) were purchased by Mr. Neeleman and by Mr. Jose Mario Caprioli dos Stantos using personal funds and by Rio Novo using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

In connection with the previously disclosed Restructuring Transactions, the Board authorized a capital increase of the Company (the "Capital Increase") pursuant to a private subscription in Brazil, comprising the issuance of additional Common Shares and Preferred Shares on a private placement basis. Each of the Reporting Persons was entitled to exercise his or its preemptive right to purchase a proportionate share of the newly issued shares pursuant to a Subscription Agreement (as defined below) entered into with respect thereto.

Subscription Agreement

Mr. Neeleman, Rio Novo and Jose Mario Caprioli dos Stantos each entered into a subscription agreement, dated March 31, 2025 (each, a "Subscription Agreement" and collectively, the "Subscription Agreements") with the Issuer pursuant to which Mr. Neeleman (and thereby, the Neeleman Parties) and the TRIP Parties (including for this purpose Jose Mario Caprioli dos Santos) each acquired its collective proportionate interest in the Common Shares (the "Additional Shares") issued pursuant to the Capital Increase at a purchase price of BRL 0.06 per Common Share in a private placement. Pursuant to the terms of the Capital Increase disclosed by the Issuer in a notice to shareholders on February 20, 2025, subscribers that wish to pay for the Additional Shares in installments must initially pay at least 10% of the amount subscribed, with the remaining amount due no later than six months thereafter, according to capital calls to be disclosed by the Issuer, in accordance with Article 106 of Brazilian Federal Law No. 6,404 dated December 15, 1976. Each subscribing Reporting Person elected to pay the remaining 90% of the subscription price upon the capital calls to be disclosed by the Issuer. The Additional Shares are expected to be issued on or around April 10, 2025. Pursuant to the Subscription Agreements, the Reporting Persons will acquire the following Additional Shares:

Mr. Neeleman: 804,000,063 Common Shares, convertible into 10,720,000 Preferred Shares;

Trip Participacoes: 0 Common Shares;

Trip Investimentos: 0 Common Shares;

Rio Novo: 204,526,872 Common Shares, convertible into 2,727,024 Preferred Shares; and

Jose Mario Caprioli dos Santos: 191,473,128 Common Shares, convertible into 3,615,710 Preferred Shares. Mr. dos Santos also may be deemed to beneficially own the Preferred Shares owned by Trip Investimentos by virtue of his involvement as the executive officer of Trip Investimentos.

Mr. Decio Luiz Chieppe may be deemed to beneficially own the Preferred Shares owned by Trip Participacoes and Rio Novo by virtue of his interest in each entity and his involvement as an executive officer and director of Trip Participacoes and an executive officer of Rio Novo.

Mr. Renan Chieppe may be deemed to beneficially own the Preferred Shares owned by Trip Participacoes by virtue of his involvement as an executive officer and director of Trip Participacoes.

The net proceeds received by the Issuer pursuant to the Capital Increase will be used for general corporate purposes.

The Additional Shares acquired by the Reporting Persons, once issued pursuant to the Subscription Agreement, will be subject to the terms and conditions of the previously disclosed Support Agreement and Shareholders' Agreement, including the obligation to vote the Additional Shares in favor of any corporate actions necessary to implement the Governance Conditions and restrictions on the sale or transfer of the Additional Shares unless the acquiror agrees to be bound by the terms and conditions of the Support Agreement.

The foregoing description of the Subscription Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of the Subscription Agreement, which is filed herewith as Exhibit 1 and hereby incorporated herein.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes. Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, although the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of this Schedule 13D is hereby amended and supplemented by incorporating by reference the description of the Subscription Agreement set forth in Item 4 above. The description of the Subscription Agreement is a summary of that agreement and is qualified in its entirety by the full terms and conditions of the Subscription Agreement, the form of which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement dated February 4, 2025 (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D filed on February 4, 2025).

Exhibit 2 - Form of Subscription Agreement.

## Signatures
- NEELEMAN DAVID: /s/ David Gary Neeleman, David Gary Neeleman, Sole Member (04/02/2025)
- Saleb II Founder 1 LLC: /s/ David Gary Neeleman, David Gary Neeleman, Sole Member (04/02/2025)
- Trip Participacoes S.A.: /s/ Renan Chieppe, Renan Chieppe, Executive Officer (04/02/2025)
- Trip Investimentos Ltda.: /s/ Jose Mario Caprioli dos Santaos, Jose Mario Caprioli dos Santaos, Executive Officer (04/02/2025)
- Rio Novo Locacoes Ltda: /s/ Decio Luiz Chieppe, Decio Luiz Chieppe, Executive Officer (04/02/2025)
- Jose Mario Caprioli dos Santos: /s/ Jose Mario Caprioli dos Santos, Jose Mario Caprioli dos Santos (04/02/2025)
- Decio Luiz Chieppe: /s/ Decio Luiz Chieppe, Decio Luiz Chieppe (04/02/2025)
- Renan Chieppe: /s/ Renan Chieppe, Renan Chieppe (04/02/2025)